December 3, 2009

Yongxin Liu, Chief Executive Officer
China Yongxin Pharmaceuticals Inc.
927 Canada Court
City of Industry, California 91748

   RE: **China Yongxin Pharmaceuticals Inc.**
       Annual Report on Form 10-K FYE 12/31/08
       Filed April 15, 2009
       File No. 0-26293

Dear Mr. Yongxin:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director